FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                        For the month of September 2003,

                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes.......         No...X....

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                               Abbey National plc
                              ---------------------

The Abbey National Scrip Alternative Dividend Plan - Conditions

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. +44 (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

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            The Abbey National Alternative Dividend Plan - Conditions

This document together with the application form contains important information for your attention. If you are in any doubt as to what action you should take, please consult appropriate independent advisers.

1.   Introduction
     The Alternative Dividend Plan (the Plan) allows ordinary shareholders to choose to receive future dividend payments as new shares in Abbey National plc, rather than by cheque or direct payment. The Conditions of the Plan are set out here.

2.   What happens if I join?
     You will receive your dividend as fully paid ordinary shares in Abbey National plc, according to the conditions set out in this document. Abbey National plc will apply to the London Stock Exchange for such shares to be admitted to the Official List. On each dividend payment date, we will send you a share certificate for your new shares, along with tax information and a statement of how we worked out your share allocation, for as long as your application stands. On the same day, we will send a statement to CREST holders who join the Plan detailing the number of shares which have been added to their holding.

3.   Who can take part?
     All UK registered ordinary shareholders qualify to join.


4.   What is the position for overseas shareholders?
     Overseas shareholders can take part in the Plan but it is their responsibility (and not Abbey National plc's) to ensure that they comply with the appropriate laws and obligations. If applicable you should obtain independent advice and we may ask for satisfactory evidence of compliance. This document is not to be taken as an offer to overseas shareholders. The Plan is not offered to or for the account of any resident or other person located in the United States of America or Canada.

5.   How to join
     If you wish to join the Plan, you should carefully read these Conditions, then sign, date and return the accompanying application form. If you opt to receive shares under the Plan, your application form must be received by us no later than 7 weeks before the dividend payment date. We will keep you informed of all future dividend payment dates in `Shareholder News' and other shareholder communications.

6.   Can I opt to receive new shares on only part of my shareholding?
     No, you cannot receive some of your dividend as ordinary shares and the rest by cheque or direct payment. If you choose to take part, the Plan will apply to all your ordinary shares held under the shareholder account number for which you have completed an application form.

7.   How long will the Plan apply, and can it be varied?
     The plan is offered at the discretion of the Board of Abbey National who may vary, suspend or cancel the Plan at any time. In the event of cancellation or suspension of the Plan, we will revert to payment by cheque or direct payment. For this reason, if you currently have your dividends paid direct into a bank of building society account, please continue to tell us of any changes to your account details as and when they occur.

8.   How do we work out the number of shares that will be issued?
     We take an average of the mid-market price of Abbey National plc shares over the 3 dealing days which start on the ex-dividend date; approximately 8 weeks before the dividend payment date. This average is then used to calculate your allocation of new shares. A dividend is declared in pence per share, based on our full-year or half-year profits. The dividend amount is multiplied by the number of shares you hold on the Record Date (which is approximately 7 weeks before payment) to work out your dividend payment. Your dividend payment is then divided by the average share price. This tells us how many share to allocate.

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     For example, assuming that:             Your dividend payment would be:
     The dividend is set at 13p per share;   100 x 13p = (pound)13
     you hold 100 shares; and                And your share allocation would be:
     the average share price is 800p         (pound)13 / 800p = 1 whole share
                                             (and(pound)5 remaining)


9.   What date will the new shares be added to my holding?
     If you receive new shares, your overall shareholding will be adjusted on the dividend payment date to include your new shares.

10.  What if my dividend payment is not enough to buy a full share?
     If you do not have enough money to buy one share or if there is money remaining after we have worked out your share allocation (a credit balance), we will carry the money forward. The money carried forward will be added to your future dividends until you have enough money to buy a full share. We cannot issue fractions of shares. We will not pay interest on any credit balances which we hold. Also, it is not possible for you to send us any extra amounts to add to your dividend payment to allow you to buy a whole share.

     You cannot set up a permanent instruction with us to receive the credit balance on the payment of each dividend. You can request your credit balance, but it cannot then be used to buy shares under the Plan in future. The money will usually be sent to you within ten working days of your request, however, we will not be able to send this money to you during the 7 week period before we pay dividends. If the Plan is suspended or cancelled we will add your credit balance to the next dividend we pay.

11.  How do I cancel my Alternative Dividend Plan?

     Please write to us if you want to cancel your instructions. We will return any outstanding credit balance and revert to paying you a dividend by cheque or direct payment. If we receive your cancellation after the Record Date, then your instructions will not take effect until the next dividend payment date. If you do cancel, you can apply to rejoin by contacting Shareholder Services (contact details below).

Contact Details

     If you have any queries regarding these Conditions or the Plan, please telephone 0870 532 9430.
     Shareholders who are hard of hearing can Textphone us on 0845 600 1207. Application forms, receipt of which will not be acknowledged, should be sent to:
     Abbey National plc, PO Box 953, Sheffield, S9 2GZ
     Written enquiries, and cancellations should be sent to:
     Abbey National Shareholder Services, Carbrook House, 5 Carbrook Hall Road, Sheffield, S9 2EG

Tax Information

     This information is based on our understanding of current UK tax legislation, which is subject to change. The information is only applicable to shareholders resident in the UK for tax purposes and who do not hold their shares as securities for trading purposes. It is your responsibility to ensure that you comply with the tax legislation applicable to you. If you are in any doubt about your tax position you should contact the appropriate tax authority or seek professional advice.

     If you are an individual or a trustee, your tax position is generally the same as if you were to receive a dividend by cheque or direct payment. However, where the value of the shares is materially different to the dividend given up for the shares, your tax may be based on this value. If you are a company, tax will not be charged on receipt of the shares. However, the shares will be treated as received for no consideration in calculating any future tax on disposal of the shares.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ABBEY NATIONAL PLC

Date: 30 September 2003
                                      By  /s/ Helen McKenzie
                                      Helen McKenzie, Abbey National Secretariat